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Consent of Independent Registered Public Accounting Firm

The Board of Directors of Westport Fuel Systems Inc.

We, KPMG LLP, consent to the use of our reports, each dated March 15, 2021, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We, KPMG LLP, also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-165812, No. 333-168847, No. 333-211726 and No. 333-248912) on Form S-8, (No.333-228551) on Form F-10/A, (No. 333-253892) on Form F-10 and (No. 333-207523) on Form F-4/A of Westport Fuel Systems Inc.

Chartered Professional Accountants

/s/ KPMG LLP

March 15, 2021
Vancouver, Canada

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